January 23, 2025

Bin Lu
Chief Executive Officer
Huachen AI Parking Management Technology Holding Co., Ltd
No.1018 Haihe Road, Dushangang Town
Pinghu City, Jiaxing
Zhejiang Province, China 314205

       Re: Huachen AI Parking Management Technology Holding Co., Ltd
           Amendment No. 2 to Registration Statement on Form F-1
           Filed on December 31, 2024
           File No. 333-281543
Dear Bin Lu:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 26, 2024 letter.

Amendment No. 2 to Form F-1 filed December 31, 2024
Executive Compensation, page 114

1.     Please update your executive compensation for the year ended December
31, 2024.
Index to Consolidated Financial Statements, page F-1

2. Pursuant to Item 8.A.4 of Form 20-F, please provide audited financial statements that are no more than twelve months old. Alternatively, to the extent you meet the 15-
       month criteria outlined in Instruction 2. to Item 8.A.4, file the necessary representations as an exhibit to the registration statement.
 January 23, 2025
Page 2
Notes to Unaudited Condensed Consolidated Financial Statements
Note 18 - Subsequent Events, page F-25

3. Please revise the date through which subsequent events have been evaluated and specify that it represents the date the financial statements were available to be issued. See ASC 855-10-25-1A and 855-10-50-1.
General

4. We note that you are issuing warrants to the underwriters. Please include disclosure regarding these warrants on the prospectus cover, for instance within the notes to the offering table.

       Please contact SiSi Cheng at 202-551-5004 or Andrew Blume at 202-551-3254 if you
have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jennifer Angelini at 202-551-3047 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing